As filed with the Securities and Exchange Commission on October 9, 1997
                                                 Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  -------------
                        U.S. RESTAURANT PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

   Maryland                      6798                          75-2687420
(State or other          (Primary Standard Industrial      (I.R.S. Employer
jurisdiction of           Classification Code No.)          Identification No.)
incorporation or
organization)

                             5310 Harvest Hill Road
                               Suite 270, L.B. 168
                               Dallas, Texas 75230
                                 (972) 387-1487
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)
                                  -------------
                                ROBERT J. STETSON
                      President and Chief Executive Officer
                             5310 Harvest Hill Road
                               Suite 270, L.B. 168
                               Dallas, Texas 75230
                                 (972) 387-1487
          (Address, including zip code, and telephone number, including area code, of agent for service)
                                  -------------
                                   Copies to:

                             KENNETH L. BETTS, ESQ.
                         Winstead Sechrest & Minick P.C.
                                 1201 Elm Street
                                   Suite 5400
                               Dallas, Texas 75270
                                 (214) 745-5400


         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box: [ ]

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-21403.
                                     (calculation table continued on next page)

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE

===================================================================================================================

                                                   Proposed Maximum      Proposed Maximum
Title of Each Class of          Amount  to be      Offering Price per    Aggregate Offering    Amount of
Securities to be Registered     Registered(1)      Unit                  Price(2)              Registration Fee
-------------------------------------------------------------------------------------------------------------------

Common Stock
  $.01 par value...........     375,102            Not Applicable        $12,941,019            $3,922
===================================================================================================================

(1) Based upon the estimated maximum number of shares of common stock, $.01 par value per share, of the Registrant issuable to the holders of the units of beneficial interest of U.S. Restaurant Properties Master L.P. (the "Partnership") and the managing general partner of the Partnership in connection with the Conversion, as described in the Proxy Statement/Prospectus incorporated herein by reference.

(2)  Estimated solely for the purpose of calculating the registration fee.

(3) This registration statement relates to the offering of up to 8,438,742 shares of Registrant's common stock. Of these shares, 375,102 are registered hereby and 8,063,640 were previously registered on Registration Statement No. 333-21403, filed with the Commission on May 2, 1997.

                         -------------------------------

Incorporation By Reference of Registration Statement on Form S-4,
File No. 333-21403


     U. S. Restaurant Properties, Inc. (the "Company") hereby incorporates by reference into this Registration Statement on Form S-4 in its entirety the Registration Statement on Form S-4 (File No. 333-21403) filed with the Securities and Exchange Commission (the "Commission") on May 2, 1997, including each of the documents filed by the Company with the Commission and incorporated or deemed to be incorporated by reference therein and all exhibits thereto.

Exhibits

     The  following  documents  are  filed  as  exhibits  to  this  Registration
Statement.

  Exhibit Number      Description
  --------------      -----------
        5.1           Opinion of Winstead Sechrest & Minick P.C.
       23.1           Consent of Deloitte & Touche, LLP
       23.2           Consent of Coopers & Lybrand, L.L.P.
       23.3           Consent of Winstead Sechrest & Minick P.C. (contained in
                      their opinion filed as Exhibit 5.1 to the Registration
                      Statement)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on the 9rd day of October, 1997.


                                        U.S. RESTAURANT PROPERTIES, INC.



                                        By: /s/ Robert J. Stetson
                                           -----------------------------
                                        Name:   Robert J. Stetson
                                        Title:  President and Chief
                                                Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


       Signature                     Title                       Date
       ---------                     -----                       ----

  /s/ Robert J. Stetson     President and Chief Executive    October 9, 1997
  -----------------------         Officer and Director
  Robert J. Stetson               (Principal Executive
                                  Officer and Principal
                                  Financial Officer)

 /s/ Fred H. Margolin       Chairman of the Board of         October 9, 1997
 ------------------------         Directors, Secretary
 Fred H. Margolin                 and Treasurer

                                    EXHIBITS

    Exhibit Number      Description
    --------------      -----------

         5.1            Opinion of Winstead Sechrest & Minick P.C.
         23.1           Consent of Deloitte & Touche, LLP
         23.2           Consent of Coopers & Lybrand L.L.P.
         23.3 Consent of Winstead Sechrest & Minick P.C. (contained in their opinion filed as Exhibit 5.1 to the Registration Statement)

                                                                   EXHIBIT 5.1

                           WINSTEAD SECHREST & MINICK
                             5400 Renaissance Tower
                                 1201 Elm Street
                            Dallas, Texas 75270-2199





                                                   Direct Dial:  (214) 745-5724
                                                   kbetts@winstead.com

                                 October 9, 1997




U.S. Restaurant Properties, Inc.
5310 Harvest Hill Road
Suite 270
Dallas, Texas  75230

         Re:      Registration Statement on Form S-4

Ladies and Gentlemen:

         We have acted as counsel to U.S. Restaurant Properties, Inc., a Maryland corporation (the "Company"), in connection with the Company's Registration Statement on Form S-4 ("Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the issuance of up to 8,438,742 of shares of the Company's common stock (the "Securities"), pursuant to the Registration Statement.

         In this capacity, we have examined the Company's charter and bylaws, the proceedings of the Board of Directors of the Company relating to the issuance of the Securities and such other statutes, certificates, instruments and documents relating to the Company and matters of law as we have deemed necessary to the issuance of this opinion.

         Based upon the foregoing, we are of the opinion that the Securities to be issued by the Company pursuant to the Registration Statement have been duly authorized and, when issued as contemplated in the Registration Statement against receipt of the purchase price provided for therein, will be validly issued, fully paid and nonassessable.

         The opinion expressed herein is as of the date hereof and is based on the assumptions set forth herein and the laws and regulations currently in effect, and we do not undertake and hereby disclaim any obligations to advise you of any change with respect to any matter set forth herein. To the extent that the opinion set forth herein is governed by laws other than the federal laws of the United States, our opinion is based solely upon our review of the General Corporation Law of the State of Maryland and upon certificates from public officials or governmental offices of such state. We express no opinion as to any matter other than as expressly set forth herein, and no opinion is to, or may, be inferred or implied herefrom.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to us under the heading "Legal Matters" in the Prospectus incorporated by reference therein. In giving our consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.


                                Very truly yours,

                                WINSTEAD SECHREST & MINICK P.C.



                                By:     /s/ Kenneth L. Betts
                                   ----------------------------

                                                                   EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT

         We consent to the incorporation by reference in this Registration Statement of U.S. Restaurant Properties, Inc. on Form S-4 of our report dated February 28, 1997, appearing in the Annual Report on Form 10-K of U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996; and our report dated February 5, 1997 (June 27, 1997, as to Note 4), appearing in the Current Report on Form 8-K dated August 22, 1997, of U.S. Restaurant Properties, Inc. on the February 4, 1997, balance sheet of U.S. Restaurant Properties, Inc.; and our report dated May 8, 1997, with respect to the combined statement of revenues and certain expenses of RR Restaurant 1986-1 Properties Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996, our report dated May 22, 1997, with respect to the combined statement of revenues and certain expenses of Selected Properties Sold to U.S. Restaurant Properties Master L.P. (Bruegger's Acquisition) for the year ended December 31, 1996, and our report dated May 27, 1997, with respect to the statement of revenues and certain expenses of Tulip Properties Limited Property Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996, appearing in the Current Report on Form 8-K dated April 14, 1997; and our report dated August 14, 1997, with respect to the statement of revenues and certain expenses of Charleston's of Norman, Inc. for the fifty-two week period ended March 23, 1997, our report dated June 25, 1997, with respect to the statement of revenues and certain expenses of the Property Sold to U.S. Restaurant Properties Master L.P. by David E. Rodgers - Trustee for the year ended December 31, 1996, our report dated June 25, 1997, with respect to the statement of revenues and certain expenses of the Magazine Company Property Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996, our report dated August 18, 1997, with respect to the statement of revenues and certain expenses of the Ribbit Holdings, Inc. Property Sold to U.S. Restaurant Properties Master L.P. for the nine months ended June 30, 1997, our report dated July 2, 1997, with respect to the combined statement of revenue and certain expenses of Selected Properties Sold to U.S. Restaurant Properties Master L.P. (Taco Cabana Acquisition) for the year ended December 31, 1996, our report dated August 19, 1997, with respect to the combined statement of revenues and certain expenses of BCL II, L.P. Properties Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1996, and our report dated August 20, 1997, with respect to the combined statement of revenues and certain expenses of Selected Properties Sold to U.S. Restaurant Properties Master L.P. (Midon Acquisition) for the year ended December 31, 1996, appearing in the Current Report on Form 8-K dated August 21, 1997; and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


DELOITTE & TOUCHE LLP

Dallas, Texas
October 7, 1997

                                                                   EXHIBIT 23.2

We consent to the incorporation by reference in this registration statement of U.S. Restaurant Properties, Inc. on Form S-4 of our report dated May 28, 1997, on our audit of the Statement of Revenues and Direct Operating Expenses
Applicable to Seventy-Five Arby's Restaurant Properties Acquired by U.S. Restaurant Properties Master L.P. for the year ended December 28, 1996. We also consent to the reference to our firm under the caption "Experts."

                                                  COOPERS & LYBRAND L.L.P.


Atlanta, Georgia
October 7, 1997